[Letter Head of TV Azteca]]

                 AZTECA AMERICA NETWORK ADDS FOUR NEW AFFILIATES
                   AND REACHES 42% OF THE U.S. HISPANIC MARKET

Top Hispanic Markets Miami, Palm Beach, Fresno-Visalia and Bakersfield Now Have
             Access to Mexico's Finest Spanish Language Programming

FOR IMMEDIATE RELEASE
---------------------

Mexico  City,  November 21,  2002--TV  Azteca,  S.A. de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America, the company's wholly owned broadcasting network focused on the U.S. Hispanic market, has added four new affiliates, with no associated equity investment from TV Azteca.

With the addition of these four stations -- WPFM Channel 31 in Miami, FL; WWHB Channel 43 in West Palm Beach-Ft. Pierce, FL; KMSG Channel 55 in Fresno-Visalia, CA and; K42EJ Channel 42 in Bakersfield, CA; -- Azteca America now reaches 42% of the U.S. Hispanic marketplace.

"Being Miami such an important Hispanic market, we have accomplished a very significant step in Azteca America's young and promising life," said Luis J.
Echarte, Azteca America's President and CEO. "Miami is one of the top five Hispanic markets and, being my hometown, I feel confident that this market will enthusiastically embrace Azteca America's programming. We are excited about our increased ability to furnish advertisers with a powerful alternative to reach our Hispanic community."

The new affiliates add to Azteca America's existing markets, including Albuquerque, Austin, Houston, Las Vegas, Los Angeles, Orlando, Palm Springs, Reno, Sacramento-Stockton-Modesto, Salt-Lake City, San-Francisco-Oakland-San Jose, Santa Barbara and Wichita.

Company Profile

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

                                  Bruno Rangel
                             TV Azteca, S.A. de C.V.
                                 5255 3099 9167
                            jrangelk@tvazteca.com.mx


                                Media Relations:

                                 In Los Angeles


      Carmen Lawrence                                  Sonia Pena
    Weber Shandwick                                 Weber Shandwick
      310-407-6570                                     310-407-6570
 clawrence@webershandwick.com                    spena@webershandwick.com


                                 In Mexico City


      Daniel McCosh                                   Tristan Canales
      5255-3099-144                                    5255-3099-1441
  dmccosh@tvazteca.com.mx                        tcanales@tvazteca.com.mx